Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

April 8, 2010.

3.	Press Release

The Press Release dated April 8, 2010 was disseminated via Marketwire.

4.	Summary of Material Change

The Company announced that commercial gold production had commenced at its wholly owned San Francisco open pit gold mine located in northern Sonora, Mexico.

5.	Full Description of Material Change

See Schedule A attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

April 9, 2010.

SCHEDULE A

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

Tel.: (604) 682-4002
Fax: (604) 682-4003

April 8, 2010	TSX-V: TMM

NEWS RELEASE

Commercial Gold Production Commences at the San Francisco Mine

Timmins Gold Corp. (“Timmins Gold”) is pleased to announce that commercial gold production commenced as of the start of April, 2010 at its wholly owned San Francisco open pit gold mine located in northern Sonora, Mexico. Mining rates and process plant throughout have steadily built up during the commissioning phase and are now exceeding budget and plan by almost 10%. Management is confident that the operation will achieve the previously announced annual gold production rate for 2010 of 80,000 ounces of gold. The life of mine cash cost is projected at approximately $412 per ounce.

This is another significant milestone for Timmins Gold and management congratulates all operations staff in achieving this important goal.